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Sept. 5, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control -- EDGAR

RE:  RiverSource Life Insurance Company ("Company")
     RiverSource Variable Life Separate Account ("Registrant")
     Pre-Effective Amendment No.1 on Form N-6
     RiverSource Variable Universal Life 5/RiverSource Variable
     Universal Life 5 -- Estate Series
     File Nos. 333-182361/811-04298

Dear Mr.Cowan:

On behalf of Registrant, the Company is filing electronically Registrant's Pre-Effective Amendment No.1 ("Amendment No.1") on Form N-6. The purpose of this filing is to incorporate changes made in response to the Securities and Exchange Commission comments received in the letter dated August 30, 2012. In addition, in this Amendment No.1, Registrant has updated financial statements and made other non-material changes.

The Prospectus and Statement of Additional Information included in this Amendment No. 1 have been marked to show all changes made since the Initial Registration Statement.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Registrant respectfully requests acceleration of the effective date of this Amendment No. 1 to September 10, 2012 or as soon as practicable thereafter. On behalf of RiverSource Distributors, Inc., the Principal Underwriter for the Account, we are forwarding with this letter a request for acceleration of the effective date of this Amendment No. 1.

If you have any questions or comments, please call me at (612) 678-4177. Thank you for your attention to this matter.

Sincerely,

/s/ Dixie Carroll
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    Dixie Carroll
    Assistant General Counsel and Assistant Secretary

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Sept. 5, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control -- EDGAR

RE:  RiverSource Life Insurance Company ("Company")
     RiverSource Variable Life Separate Account ("Registrant")
     Pre-Effective Amendment No. 1 on Form N-6
     RiverSource Variable Universal Life 5/RiverSource Variable
     Universal Life 5 -- Estate Series File Nos. 333-182361/811-04298

  Dear Mr. Cowan:

Registrant has filed its Pre-Effective Amendment No. 1 on Form N-6 on or about Sept. 5, 2012. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on Sept. 10, 2012 or as soon as practicable thereafter.

Yours truly,

RiverSource Distributors, Inc.

By: /s/ Bruce H. Saul
    ----------------------------
        Bruce H. Saul
        Chief Counsel
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